UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of January 2026

Commission file number: 001-41482

Jeffs’ Brands Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Receipt of Nasdaq Deficiency Letter

On January 22, 2026, Jeffs’ Brands Ltd (the “Company”) received a letter (the “Letter”) from the Nasdaq Listing Qualifications Department (the “Staff”) notifying the Company that, as of January 21, 2026, for the preceding 30 consecutive business days, the Company’s ordinary shares, no par value (the “Ordinary Shares”), did not meet the minimum market value of publicly held shares of $1,000,000 (the “MVPHS”) requirement for continued listing on The Nasdaq Capital Market (“Nasdaq”) pursuant to Nasdaq Listing Rule 5550(a)(5) (the “Rule”).

The Letter further stated that the Company has 180 calendar days, or until July 21, 2026 (the “Compliance Period”), to regain compliance with the Rule. If at any time during the Compliance Period, the Company’s MVPHS equals or exceeds $1,000,000 for a minimum of ten consecutive business days, the Staff will provide the Company with a written confirmation of compliance with the Rule and the matter will be closed. If the Company does not regain compliance with the Rule by July 21, 2026, the Company will receive written notification from the Staff that its securities are subject to delisting.

The Letter does not have an immediate effect on the Company’s Nasdaq listing or the trading of its Ordinary Shares and warrants on Nasdaq. During the Compliance Period the Ordinary Shares and warrants will continue to trade on Nasdaq under the symbols “JFBR” and “JFBRW”, respectively.

The Company’s continued listing on Nasdaq remains a key priority for the Company. Based on the amount of publicly held shares reflected in the Company’s records and the closing bid price of the Ordinary Shares during the preceding 30 consecutive business days, the Company believes that its MVPHS has been $1,000,000 or greater during the applicable period and that it can demonstrate to Nasdaq compliance with the Rule. However, if the Company is unsuccessful, the Company intends to consider available options to cure the deficiency and regain compliance with the Rule.

Press Release

On January 26, 2026, the Company issued a press release titled “Jeffs’ Brands: KeepZone AI Receives First Commercial Purchase Order to Supply an Anti-Drone System to an Aerospace Systems Integrator”, a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”).

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030 and File No. 333-287341) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459 and File No. 333-291322), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press Release issued by Jeffs’ Brands Ltd, dated January 26, 2026, titled “Jeffs’ Brands: KeepZone AI Receives First Commercial Purchase Order to Supply an Anti-Drone System to an Aerospace Systems Integrator”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Jeffs’ Brands Ltd

Date: January 26, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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